UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CRANK MEDIA Inc

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

224539106

(CUSIP Number)

Stephen Brown

650 Georgia St. W., Suite 1720

Vancouver, BC V6B 4N9

(604) 558-2515

with a copy to:

Alan Talesnick, Esq.

Haynes and Boone, LLP

1050 17th St., Suite 1800

Denver, CO 80265
(303) 382-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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87826P 103
1. Names of Reporting Person Stephen Brown
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 20,000,000
8. Shared Voting Power 0
9. Sole Dispositive Power 20,000,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by the Reporting Person 20,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 72.4%*
14. Type of Reporting Person (See Instructions) IN

* Calculated based on 27,606,612 shares of Common Stock of the Issuer outstanding as of March 15, 2021. The Issuer disclosed it had 5,131,612 shares of Common Stock outstanding as of November 6, 2020 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, that was filed with the Securities and Exchange Commission on November 9, 2020. The Issuer disclosed it issued an additional 22,475,000 shares, for a total of 27,606,612 shares outstanding, on its Form 8-K filed with the Securities and Exchange Commission on March 15, 2021.

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Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, $0.001 par value per share (the “Common Stock”), of Crank Media Inc, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1720-650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8.

Item 2. Identity and Background

(a)        This Schedule 13D is filed by Stephen Brown (the “Reporting Person”).

(b)        The address of the Reporting Person is 650 Georgia St. W., Suite 1720 Vancouver, BC V6B 4N9.

(c)        The Reporting Person is the President, Chief Executive Officer, Chief Financial Officer and a director of the Issuer located at 1720-650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8.

(d)        The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Person acquired a convertible note in exchange for personal assets and converted such convertible note into 20,000,000 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Person is President, Chief Executive Officer, Chief Financial Officer and a director of the Issuer. Depending upon the success of the investment, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

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Item 5. Interest in Securities of the Issuer

(a)  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)   Number of shares as to which the Reporting Person has:

(i)       sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)   shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)   sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)   shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)  Other than the acquisition of the shares of Common Stock of the Issuer by the Reporting Person as set forth in Item 3 of this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)        Not applicable.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer required to be disclosed pursuant to Item 6.

Item 7. Material to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2021

Stephen brown By: /s/ Stephen Brown Name: Stephen Brown

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